# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUVEEN PENNSYLVANIA QUALITY MUNICIPAL INCOME FUND, CIK 0000870780
CUSIP: 670972603, 670972702
Title of class of securities: Variable Rate Demand Preferred Shares
Address of issuer's principal executive offices: 333 W WACKER DRIVE, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 04/27/2026
Filed by CIK 0000072971
Persons authorized to receive notices and communications: Vera Gurova, Senior Counsel, Wells Fargo & Company, 401 South Tryon Street, Charlotte, North Carolina (NC), 28202, (704) 339-2335

## Reporting persons
- Wells Fargo & Company (CIK 0000072971): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shares reported include both shares of the CUSIP 670972603 listed on the cover page, and of CUSIP 670972702.
- Wells Fargo Municipal Capital Strategies, LLC (CIK 0001585457): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shares reported include both shares of the CUSIP 670972603 listed on the cover page, and of CUSIP 670972702.

## Item 1. Security and Issuer
Title of class of securities: Variable Rate Demand Preferred Shares
Name of issuer: NUVEEN PENNSYLVANIA QUALITY MUNICIPAL INCOME FUND
Address of issuer's principal executive offices: 333 W WACKER DRIVE, Chicago, Illinois (IL), 60606
Comment:
This Amendment No. 10 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated May 20, 2014 and filed with the SEC on May 30, 2014 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated July 15, 2015 and filed with the SEC on July 17, 2015 ("Amendment No. 1"), as amended by Amendment No. 2 dated September 1, 2016 and filed with the SEC on September 2, 2016 ("Amendment No. 2"), as amended by Amendment No. 3 dated November 17, 2016 and filed with the SEC on November 21, 2016 ("Amendment No. 3"), as amended by Amendment No. 4 dated November 17, 2017 and filed with the SEC on November 17, 2017 ("Amendment No. 4"), as amended by Amendment No. 5 dated October 1, 2018 and filed with the SEC on October 2, 2018 ("Amendment No. 5"), as amended by Amendment No. 6 dated November 15, 2018 and filed with the SEC on November 16, 2018 ("Amendment No. 6"), as amended by Amendment No. 7 dated December 4, 2018 and filed with the SEC on December 6, 2018 ("Amendment No. 7"), as amended by Amendment No. 8 dated December 28, 2018 and filed with the SEC on January 2, 2019 ("Amendment No. 8"), and as amended by Amendment No. 9 dated November 13, 2020 and filed with the SEC on November 17, 2020 ("Amendment No. 9"), for Wells Fargo & Company ("Wells Fargo") and Wells Fargo Municipal Capital Strategies, LLC ("Capital Strategies") (collectively, the "Reporting Persons") with respect to Variable Rate Demand Preferred Shares ("VRDP Shares") of Nuveen Pennsylvania Quality Municipal Income Fund (the "Issuer").

This Amendment is being filed as a result of the reorganization of the Issuer into NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND ("NMZ") on April 27, 2026 (the "Reorganization") pursuant to which Capital Strategies exchanged its 2,175 VRDP Shares of the Issuer (CUSIP No. 670972603 and CUSIP No. 670972702) for an equal number of VRDP Shares of NMZ (CUSIP No. 670682855).

## Item 2. Identity and Background
Present principal occupation or employment: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Criminal convictions in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Civil proceedings (securities laws) in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Citizenship: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization of the Issuer into NMZ, Capital Strategies exchanged its 2,175 VRDP Shares of the Issuer (CUSIP No. 670972603 and CUSIP No. 670972702) for an equal number of VRDP Shares of NMZ (CUSIP No. 670682855). As a result of the Reorganization, the Reporting Persons no longer own any VRDP Shares of the Issuer."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"As a result of the Reorganization, the Reporting Persons no longer own any VRDP Shares of the Issuer."

## Item 5. Interest in Securities of the Issuer
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Original Schedule 13D is hereby amended by deleting paragraph (d) therein and replacing it in its entirety with the following:

"(d) Not applicable."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Original Schedule 13D is hereby amended by deleting paragraph (e) therein and replacing it in its entirety with the following:

"(e) On April 27, 2026, as a result of the Reorganization, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

"The responses of the Reporting Persons under Item 3 and Item 4 hereof are incorporated herein by reference. All voting arrangements and financing arrangements relating to the VRDP Shares have been terminated as a result of the Reorganization of the VRDP Shares."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney"

Item 7 of the Original Schedule 13D is hereby further amended by adding the following Exhibit to the listings of exhibits to be attached to this Schedule 13D:

"Exhibit Description of Exhibit

99.16 Amended and Restated Schedule I and Schedule II"

## Signatures
- Wells Fargo & Company: /s/ Patricia Arce, Patricia Arce, Designated Signer (04/29/2026)
- Wells Fargo Municipal Capital Strategies, LLC: /s/ Daniel Frizsell, Daniel Frizsell, Vice President (04/29/2026)
Comment: Please note that Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with the amended and restated Schedule I and Schedule II attached to this Amendment.